

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2024

Renmei Ouyang
Chief Executive Officer
BAIYU Holdings, Inc.
139, Xinzhou 11th Street
Futian District
Shenzhen, Guangdong, PRC 518000

Re: BAIYU Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed January 12, 2024
File No. 333-273676

Dear Renmei Ouyang:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 24, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-3, Filed January 12, 2024

Cover Page

1. We note your cover page disclosure that you are not a Chinese operating company but a Delaware holding company with operations conducted by your subsidiaries and a VIE. Please also disclose prominently on the prospectus cover page that the VIE structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing, and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity.

3. We note your response to our prior comment 2 and reissue in part. Please revise the definition of "China" on page 1 to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong. In addition, we note the disclosure describing some of the applicable laws and regulations in Hong Kong; however, please also include disclosure addressing China's Enterprise Tax Law ("EIT Law") and actions related to anti-monopoly concerns in Hong Kong. In the alternative, please explain why such disclosure is not necessary.

4. We note your response to our prior comment 3 and reissue in part. We acknowledge the addition of disclosure in the summary risk factors and risk factors sections to state that to the extent cash in the business is in the PRC or Hong Kong, the funds may not be available to fund operations outside of the PRC or Hong Kong. Please also include this new disclosure on the cover page.

Our Company, page 2

5. In addition to the disclosure describing the place of the VIE in your corporate structure, describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. Identify clearly the entity(ies) in which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Delaware holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

6. We note your disclosure that the Delaware holding company controls and receives the economic benefits of the VIE's business operations through contractual agreements between the VIE and Shenzhen Baiyu Jucheng and that those agreements are designed to provide Shenzhen Baiyu Jucheng with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Delaware holding company is the primary beneficiary of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for

consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law. We also note your disclosure that Shenzhen Baiyu Jucheng owns a 65% stake in the VIE entity, please clarify your disclosure to indicate the nature of this stake and if it is an equity ownership stake that enables Shenzhen Baiyu Jucheng to control the VIE, regardless of the VIE contractual agreements. If the 65% stake that Shenzhen Baiyu Jucheng does not allow it to control the VIE, then please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE.

7.   We note that the consolidated VIE constitutes a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIE and its consolidated subsidiaries, the Shenzhen Baiyu Jucheng as the primary beneficiary of the VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Intracompany Cash Transfer, page 10

8.   We note your response to our prior comment 7 and reissue in part. Please amend the new cross-reference so that it points to your consolidated financial statement as a whole, rather than to Note 15.

Risk Factors
Summary of Risk Factors, page 12

9.   We note your response to our prior comment 5 and reissue in part. We acknowledge the addition of the Summary of Risk Factors subsection and related risk factors disclosing the risk operations in China poses to investors. Please move the Summary of Risk Factors subsection to the prospectus summary, and please also include in the summary risk factors cross-references to the individual risk factors, in particular those that describe the significant regulatory, liquidity, and enforcement risks posed by having your operations in China.

Risks Related to Doing Business in China
We are a Delaware holding company that conducts its operations and operates its business in China through its PRC subsidiaries and..., page 14

10. We note that this risk factor discloses that the PRC government could disallow your corporate structure thus potentially rendering your securities worthless; however, please revise this risk factor to acknowledge that the PRC government could determine that the contractual arrangements constituting part of the VIE are not compliant with PRC regulations, or that regulations could be changed or interpreted differently in the future. In addition, please disclose that should the PRC government determination of the VIE structure change, that would result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIE that conduct all or substantially all your operations.

General

11. We note your response to our prior comment 11 and reissue in part. We note the additional disclosure on page 11 of your registration statement; however, please also include a separate "Enforceability" section, consistent with Item 101(g) of Regulation S-K.

Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mark Li